SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

(Mark One)

               [x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2004

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ________ to ___________

                         Commission File Number: 0-6233

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        1st SOURCE CORPORATION EMPLOYEES' PROFIT SHARING PLAN and TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             1st Source Corporation
                             100 N. Michigan Street
                            South Bend, Indiana 46601

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             1st SOURCE CORPORATION
                             EMPLOYEES' PROFIT SHARING AND TRUST

                             By the Plan Administrator
                             1st Source Corporation



                             /s/  Dan L. Craft
                             --------------------------------
                            Dan L. Craft, Senior Vice President


Date:  June 29, 2005

FINANCIAL STATEMENTS AND SCHEDULES

1st Source Corporation Employees' Profit Sharing Plan and Trust
December 31, 2004 and 2003
And Year Ended December 31, 2004

1

                             1st Source Corporation

                    Employees' Profit Sharing Plan and Trust

                            Financial Statements and
                             Supplemental Schedules

                           December 31, 2004 and 2003,
                    And for the Year Ended December 31, 2004




                                    Contents

Report of Independent Registered Public Accounting Firm........................1


Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4


Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................11

             Report of Independent Registered Public Accounting Firm


Human Resources Committee of the Board of Directors
1st Source Corporation


We have audited the accompanying statements of net assets available for benefits of the 1st Source Corporation Employees' Profit Sharing Plan and Trust as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Chicago, Illinois
June 27, 2005

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                 Statements of Net Assets Available for Benefits



                                                       December 31
                                                 2004               2003
                                          -----------------------------------

Assets
Cash and cash equivalents                 $      971,090        $    601,280

Investments at fair value:
    Mutual funds                              47,179,412          39,341,657
    1st Source Corporation common stock       34,319,512          30,209,790
    1st Source Bank common trust fund          3,799,312           3,560,951
    Participant notes receivable                 835,884             690,361
                                          -----------------------------------
      Total investments                       86,134,120          73,802,759

Employer contributions receivable              2,969,537           2,546,665
Accrued investment income                            676               2,617
                                          -----------------------------------

Net assets available for benefits          $  90,075,423        $ 76,953,321
                                          ===================================

See accompanying notes.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2004



Additions
    Investment income:
      Interest                                             $     63,693
      Dividends                                               1,602,063
                                                           -------------
                                                              1,665,756
    Contributions:
      Employer                                                2,969,958
      Employees                                               3,755,904
                                                           -------------
                                                              6,725,862

    Net realized and unrealized appreciation
      in fair value of investments:                           7,184,528

Total additions                                              15,576,146

Deductions
    Benefits paid to participants                             2,454,044

Total deductions                                              2,454,044
                                                           -------------

Net increase                                                 13,122,102

Net assets available for benefits:
    Beginning of year                                        76,953,321
                                                           -------------

    End of year                                            $ 90,075,423
                                                           =============

See accompanying notes.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 2004


1. DESCRIPTION OF THE PLAN

GENERAL

The 1st Source Corporation Employees' Profit Sharing Plan and Trust (the Plan) is a defined contribution plan covering substantially all employees of 1st Source Corporation and its subsidiaries, with the exception of Trustcorp Mortgage Company, (1st Source) who have completed one year of service in which the employee has worked 1,000 hours. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS AND VESTING

Effective July 1, 2002 participants are permitted to designate up to 25% of their annual pre-tax compensation as a salary reduction contribution to the Plan (prior to that date participants were permitted to designate up to 15%). In addition, participants age 50 or older may elect to defer up to an additional $3,000 (in 2004) and $2,000 (in 2003) per year (called "catch-up contributions") to the plan. Provided net profits or retained earnings are sufficient, 1st Source will match employee salary reduction contributions one hundred percent (100%) for the first four percent (4%) of compensation that is deferred and fifty percent (50%) of any additional contributions up to six percent (6%) of compensation that is deferred. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers ten different fund options, one of which is the 1st Source Stock Fund, which primarily consists of 1st Source Corporation common stock. 1st Source matching contributions are invested directly in the 1st Source Stock Fund.

In addition, 1st Source makes an annual, mandatory contribution to the plan based on 2% of participants' eligible annual compensation. This contribution is made to the Profit Sharing Mandatory Account of the Plan. The Profit Sharing Mandatory Account is invested in a diversified portfolio of investments as directed by 1st Source.

In addition, the Executive Compensation and Human Resources Committee of the Board of Directors of 1st Source Corporation may authorize a contribution from consolidated net profits or retained earnings in excess of the minimum 401(k) matching contributions required by the Plan. This discretionary profit sharing contribution is made to the Profit Sharing Regular Account of the Plan. The Profit Sharing Regular Account is invested in a diversified portfolio of investments as directed by 1st Source. There was no discretionary match for 2004.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

CONTRIBUTIONS AND VESTING (CONTINUED)

Vesting of participant contributions is immediate upon contribution to the Plan. Vesting of 1st Source contributions, both the match of the employee salary reduction contributions, the discretionary profit sharing contribution and the mandatory 2% contribution, is based on years of credited service. A participant is one hundred percent (100%) vested after five years of credited service or upon reaching early retirement age, normal retirement age, or disability.

Each participant's account is credited with the participant's contribution and an allocation of (a) 1st Source's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

PARTICIPANT LOANS

Participants may borrow from the Plan amounts not to exceed the lesser of one-half of the participant's vested account balance or $50,000. The loans are collateralized by the participant's vested account balance and bear interest at fixed rates of 1% above 1st Source Bank's (a wholly owned subsidiary of 1st Source Corporation) prime rate. The loans are repayable over five years except for loans used to acquire or construct a participant's principal residence in which case the repayment term may exceed five years.

PAYMENT OF BENEFITS

On termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her vested account balance or periodic installments in accordance with Plan provisions. At December 31, 2004 and 2003, $1,897,793 and $1,748,546, respectively, of the net assets available for benefits at the end of the year has been allocated to participants who had effectively withdrawn from the Plan and requested distribution as of the end of those respective years, but had yet to receive their final distribution.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION

Although it has not expressed any intention to do so, 1st Source Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

The foregoing description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions. Copies are available from the 1st Source Corporation Human Resources Division.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments are stated at fair value. Securities traded on a national securities exchange are valued at the average of the reported sales prices for the last five business days of the plan year; securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and ask prices. The fair value of mutual funds and the Plan's participation in common/collective trust funds of 1st Source Bank are stated at the net asset value as reported by the funds on the last business day of the plan year. Loans to participants and short-term temporary investments are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH EQUIVALENTS

All short-term investments with a maturity of less than 90 days are deemed to be cash equivalents.

RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements to conform with the current year presentation.

3. INVESTMENTS

During 2004, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated in value by $7,184,528, including net realized losses of $107,458 as follows:

                                                          2004
                                                 ------------------------
                                                    NET APPRECIATION
                                                 (DEPRECIATION) IN FAIR
                                                  VALUE DURING THE YEAR
                                                 ------------------------

1st Source Corporation common stock                  $ 4,455,024
Mutual funds                                           2,951,893
1st Source Bank common trust funds                      (222,389)
                                                 ---------------------
                                                     $ 7,184,528
                                                 =====================

         1st Source Corporation Employees' Profit Sharing Plan and Trust

3. INVESTMENTS (CONTINUED)

The fair value of individual investments that represent 5% or more of the fair value of the Plan's net assets are as follows:

                                                           2004          2003
                                                       -------------------------

1st Source Corporation common stock                    $34,319,512   $30,209,790
1st Source Monogram Income Fund                         13,024,204    12,359,803
1st Source Monogram Diversified Equity Fund              8,399,933     6,252,351
1st Source Monogram Income Equity Fund                  11,415,005     8,097,023
1st Source Monogram Special Equity Fund                  5,304,207     6,807,081
Morgan Stanley Institutional International Equity Fund   6,817,552     4,189,758

4. NON-PARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investment is as follows:

                                                       December 31
                                                 2004                 2003
                                           ---------------- -------------------
NET ASSETS
Cash and Cash Equivalents                  $      (25,405)      $     135,040
1st Source Corporation Common Stock            28,218,005          24,602,474
1st Source Corporation Mutual Funds            16,649,206          14,745,149
1st Source Bank Employee
    Benefit Guaranteed Income Fund
                                                2,017,759           1,842,029
                                           ---------------- -----------------

TOTAL NET ASSETS                           $   46,859,564       $  41,324,692
                                           ================ =================

         1st Source Corporation Employees' Profit Sharing Plan and Trust

4. NON-PARTICIPANT DIRECTED INVESTMENTS (CONTINUED)

                                                        Year Ended
                                                     December 31, 2004
                                                     -----------------
CHANGES IN NET ASSETS
Contributions                                          $2,651,155
Investment income                                         986,871
Net realized/unrealized depreciation                    3,139,891
Benefits paid to participants                          (1,243,045)
                                                     -----------------

TOTAL CHANGES IN NET ASSETS:                           $5,534,872
                                                     =================

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan held the following party-in-interest investments at fair value at December 31:

                                                        2004          2003
                                                   -----------    -----------
                                                   $34,319,512    $30,209,790
1st Source Corporation Common Stock
1st Source Monogram Income Fund                     13,024,204     12,359,803
1st Source Monogram Income Equity Fund              11,415,005      8,097,023
1st Source Monogram Diversified Equity Fund          8,399,933      6,252,351
1st Source Monogram Special Equity Fund              5,304,207      6,807,081
1st Source Bank Employee
    Benefit Guaranteed Income Fund                   6,817,552      3,560,951
1st Source Monogram Long/Short Fund                    518,947              -

All expenses incurred in administration of the Plan are paid by 1st Source Corporation.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated June 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

7. RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of assets available for benefits.

         1st Source Corporation Employees' Profit Sharing Plan and Trust

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2004

                                                        EIN:          35-1068133
                                                        Plan Number:         003


                     IDENTITY OF ISSUE,
                      BORROWER, LESSOR
                      OR SIMILAR PARTY                      DESCRIPTION OF INVESTMENT        COST        FAIR VALUE
   ------------------------------------------------------------------------------------- -----------------------------

   Common Stock:
*    1st Source Corporation                                     1,334,974 shares          $ 18,338,044   $ 34,319,512
                                                                                         -----------------------------
                                                                                            18,338,044     34,319,512
   Mutual Funds:
     American Century Benham Equity Fund                          178,713 units              1,709,614      1,699,564
     Morgan Stanley Institutional
       International Equity Fund A                                324,800 units              5,913,597      6,817,552
*    1st Source Monogram Long/Short Fund                           48,095 units                512,578        518,947
*    1st Source Monogram Income Fund                            1,297,232 units             13,101,956     13,024,204
*    1st Source Monogram Income Equity Fund                       852,331 units              9,341,215     11,415,005
*    1st Source Monogram Diversified Equity Fund                1,141,295 units              8,963,323      8,399,933
*    1st Source Monogram Special Equity Fund                      611,789 units              5,874,527      5,304,207
                                                                                         -----------------------------
                                                                                            45,416,810     47,179,412

   Common Trust Funds:
*    1st Source Bank Employee Benefit Guaranteed
        Income Fund                                               152,267 units              3,141,290      3,799,312
                                                                                         -----------------------------
                                                                                             3,141,290      3,799,312


*  Loans to Participants                                   $835,884 principal amount,
                                                          interest rates ranging
                                                                6.00% - 11.75%,
                                                            maturities through 2017                  -        835,884
                                                                                         -----------------------------
                                                                                                     -        835,884
                                                                                         -----------------------------

                                                                                          $ 66,896,144   $ 86,134,120
                                                                                         =============================

* Indicates party-in-interest to the Plan.